Filed by Global Net Lease, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: The Necessity Retail REIT, Inc.
Subject Company Commissions File No.: 001-38597

FOR IMMEDIATE RELEASE

Global Net Lease, Inc. Announces Special Stockholder Meeting Preliminary Results

Preliminary Results Indicate Stockholders Approved Proposals Involving Merger and Internalization Transaction

Transaction Expected to Close on September 12, 2023

NEW YORK, September 8, 2023 – Global Net Lease, Inc. (“GNL” or “the Company”) (NYSE: GNL/ GNL PRA / GNL PRB) announced today that it held a previously announced Special Meeting of Stockholders. Preliminary results indicate that stockholders approved both proposals, including the issuance of GNL shares of common stock pursuant to the Agreement and Plan of Merger with the Necessity Retail REIT, Inc. (NASDAQ:RTL) and the other parties thereto and the previously announced Internalization Agreement. As a result, depending on the results of special meeting of the stockholders of RTL today, and the satisfaction or waiver of all closing conditions, the merger with RTL and the internalization are expected to close on September 12, 2023.

Final voting results are subject to verification by the independent inspector of election and will be reported on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission within four business days.

About Global Net Lease, Inc.

Global Net Lease, Inc. (NYSE: GNL) is a publicly traded real estate investment trust listed on the NYSE focused on acquiring a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical income producing net-leased assets across the United States, Western and Northern Europe. Additional information about GNL can be found on its website at www.globalnetlease.com.

Forward-Looking Statements

The statements in this communication that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as "may," "will," "seeks," "anticipates," "believes," "estimates," expects," "plans," "intends," "would," or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in GNL, including the adjustments giving effect to the REIT Merger and the Internalization Merger (together, the "Proposed Transactions") as described in this current report, as well as the potential success that GNL may have in executing the REIT Merger and Internalization Merger, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause GNL's actual results, or GNL's actual results after making adjustments to give effect to the REIT Merger and the Internalization Merger, to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) GNL's ability to complete the proposed REIT Merger and Internalization Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Proposed Transactions, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Internalization Merger Agreement and REIT Merger Agreement, each dated as of May 23, 2023 relating to the Proposed Transactions, (iii) the ability of GNL to obtain lender consent to amend its Second Amended and Restated Credit Facility or any other loan agreement of GNL, if at all, or on terms favorable to GNL, (iv) risks related to the potential repeal of GNL's Shareholder's Rights Plan; (v) risks related to the decrease in the beneficial ownership requirements of GNL's applicable classes and series of stock; (vi) risks related to diverting the attention of GNL's management from ongoing business operations, (vii) failure to realize the expected benefits of the Proposed Transactions, (viii) significant transaction costs or unknown or inestimable liabilities, (ix) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (x) the risk that RTL's business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (xi) risks related to future opportunities and plans for GNL post-closing, including the uncertainty of expected future financial performance and results of GNL post-closing following completion of the Proposed Transactions, (xii) the effect of the announcement of the proposed transaction on the ability of GNL and RTL to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships, (xiii) the effect of any downgrade of GNL's or RTL's corporate rating or to any of their respective debt or equity securities including the outstanding notes under the RTL Indenture; (xiv) risks related to the market value of the GNL Common Stock to be issued in the Proposed Transactions; (xv) other risks related to the completion of the Proposed Transactions, (xvi) potential adverse effects of the ongoing global COVID-19 pandemic, including actions taken to contain or treat COVID-19, on RTL, RTL's tenants and the global economy and financial market, (xvii) the risk that one or more parties to the Internalization Merger Agreement and REIT Merger Agreement may not fulfil its obligations under the respective agreement, as well as the additional risks, uncertainties and other important factors set forth in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in GNL's subsequent reports. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

Additional Information About the REIT Merger and Internalization and Where to Find It

In connection with the Proposed Transactions, on July 6, 2023, GNL filed with the SEC a registration statement on Form S-4 (as amended on July 17, 2023), which includes a document that serves as a prospectus of GNL and a joint proxy statement of GNL and RTL (the "Joint Proxy Statement/Prospectus"). Each party also plans to file other relevant documents with the SEC regarding the Proposed Transactions. The Form S-4 became effective on July 18, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. GNL and RTL commenced mailing the definitive Joint Proxy Statement/Prospectus to stockholders on or about July 19, 2023. Investors and securityholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other relevant documents filed by GNL and RTL with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by GNL with the SEC are available free of charge on GNL's website at www.globalnetlease.com or by contacting GNL's Investor Relations at investorrelations@globalnetlease.com. Copies of the documents filed by RTL with the SEC are available free of charge on RTL's website at www.necessityretailreit.com or by contacting RTL's Investor Relations at ir@rtlreit.com.

Participants in the Proxy Solicitation

GNL, RTL, and their respective directors, executive officers and other members of management and employees of their respective advisors and their affiliates may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information about directors and executive officers of GNL is available in its proxy statement for its 2023 Annual Meeting, as incorporated by reference in the Joint Proxy Statement/Prospectus. Information about directors and executive officers of RTL is available in its proxy statement for its 2023 Annual Meeting, as incorporated by reference in the Joint Proxy Statement/Prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the Proposed Transactions. Investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from the Company as indicated above.

Contacts:

Investors and Media:

Email: investorrelations@globalnetlease.com

Phone: (212) 415-6510

FOR IMMEDIATE RELEASE

The Necessity Retail REIT Announces Special Stockholder Meeting Preliminary Results

Preliminary Results Indicate Stockholder Approved Merger and Internalization with GNL

Transaction Expected to Close on September 12, 2023

NEW YORK –September 8, 2023 - The Necessity Retail REIT, Inc. (Nasdaq: RTL/ RTLPP / RTLPO) (“RTL” or “the Company”) announced today that it held a previously announced Special Meeting of Stockholders. Preliminary results indicate that stockholders approved all three proposals, including the merger of RTL and Global Net Lease, Inc. (NYSE:GNL). As a result, subject to the satisfaction or waiver of all closing conditions, the merger with GNL is expected to close on September 12, 2023.

Final voting results are subject to verification by the independent inspector of election and will be reported on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission within four business days.

About The Necessity Retail REIT Where America Shops

The Necessity Retail REIT, Inc. (Nasdaq: RTL) is a publicly traded real estate investment trust listed on the Nasdaq focused on acquiring and managing a diversified portfolio of primarily service-oriented and traditional retail and distribution related commercial real estate properties in the U.S. Additional information about RTL can be found on its website at www.necessityretailreit.com.

Forward-Looking Statements

The statements in this communication that are not historical facts may be forward-looking statements. These forward- looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” expects,” “plans,” “intends,” “would,” or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in the Company, including the adjustments giving effect to the Company merging with and into Osmosis Sub I, LLC, with Osmosis Sub I continuing as the surviving entity and wholly-owned subsidiary of GNL (the “REIT Merger”) and GNL and the Company becoming internally managed (the “Internalization Merger”) as described in this communication, as well as the potential success that the Company may have in executing the REIT Merger and Internalization Merger, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause the Company’s actual or anticipated results to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) the Company’s ability to complete the REIT Merger and Internalization Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transactions, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Internalization Merger Agreement and REIT Merger Agreement, each dated as of May 23, 2023 relating to the proposed transactions, (iii) the Company’s ability to obtain consents of applicable counterparties to certain of its lending agreements identified in the REIT Merger Agreement (iv) failure to realize the expected benefits of the REIT Merger and the Internalization Merger, (v) significant transaction costs or unknown or inestimable liabilities, (vi) risks related to diverting the attention of the Company’s management from ongoing business operations, (vii) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (viii) the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time- consuming or costly than expected, (ix) risks related to the market value of the GNL’s common stock to be issued in the proposed transactions, (x) potential adverse effects of the ongoing global COVID-19 pandemic, including actions taken to contain or treat COVID-19, on the Company, the Company’s tenants and the global economy and financial market and (xi) the risk that one or more parties to the REIT Merger Agreement may not fulfil its obligations under the agreement, as well as the additional risks, uncertainties and other important factors set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in the Company’s subsequent reports. Further, forward-looking statements speak only as of the date they are made, and Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

Additional Information About the REIT Merger and Internalization and Where to Find It

In connection with the proposed transactions, on July 6, 2023, GNL filed with the SEC a registration statement on Form S-4 (as amended on July 17, 2023), which includes a document that serves as a prospectus of GNL and a joint proxy statement of GNL and the Company (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transactions. The Form S-4 became effective on July 18, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. The Company commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about July 19, 2023. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.necessityretailreit.com or by contacting the Company’s Investor Relations at ir@rtlreit.com.

Participants in the Proxy Solicitation

The Company and its respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of the Company is available in the proxy statement for its 2023 Annual Meeting, as incorporated by reference in the joint proxy statement/prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transactions. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from the Company as indicated above.

Contacts:

Investor Relations

ir@rtlreit.com

(866) 902-0063